TEXAS STOCK EXCHANGE

4550 Travis Street, Suite 650
Dallas, TX 75205
txse.com | 214.814.1196

November 9, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Cullen/Frost Bankers, Inc.
Issuer CIK:	0000039263
Issuer File Number:	001-13221
Form Type:	8-A12B
Form 8-A Filing Date:	November 9, 2026

Texas Stock Exchange LLC certifies its approval for listing and registration of the following securities under the Securities Exchange Act of 1934:

Common Stock, par value $0.01 per share

Depositary Shares, each representing a 1/40th interest in a share of 4.450% Non-Cumulative Perpetual Preferred Stock, Series B

Sincerely,

Benjamin Sawyer
Head of Issuer Oversight
Texas Stock Exchange LLC